FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 10, 2011

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

Second Quarter 2011 Results

Buenos Aires, August 10, 2011 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the second quarter ended June 30, 2011.

Net income for 2011 second quarter was a P$72 million gain. In 2010 second quarter the Company recorded a positive net income of P$203 million. The P$131 million variation is mainly attributable to higher exploration expenses of P$65 million in 2011 second quarter and discontinuance of recording of results for Innova S.A., a company that was sold in March 2011 and generated operating income of P$74 million in 2010 second quarter.

Net income for 2011 first six-month period was a P$725 million gain, including after-tax gains of approximately P$635 million on the above mentioned sale of Innova S.A. In 2010 first six-month period the Company recorded a positive net income of P$383 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IIQ11	IIQ10	(Six-Months Period) Jun-11	Jun-10
Net Results	72	203	725	383
Equity in earnings of affiliates	(79)	(29)	(104)	(52)
Financial income and holding gains, net	(48)	52	(26)	125
Depreciation of property, plant and equipment	342	323	672	646
Income tax accrued	33	60	179	100
Income tax paid	-	(92)	(58)	(101)
Accrued interest	-	118	166	234
Interest paid	-	(110)	(161)	(208)
Dividends Collected	-	140	365	184
Impairment of assets held for sale in Argentina	-	-	-	209
Sale of equity interest	-	-	(723)	(34)
Sale of oil and gas areas in Ecuador	-	-	209	-
Others	404	(174)	(174)	(221)
	724	491	1,070	1,265
Acquisition of property, plant and equipment,	(487)	(284)	(985)	(565)
Sale of property, plant and equipment,	1,014	9	940	313
Loans	19	3	50	(229)
Payment of debt	(1,260)	-	(1,472)	-
Payment of dividends	(401)	(8)	(406)	(8)
Others	(252)	(7)	(243)	(14)
Effect of exchange rate change	20	29	53	43
Increase (decrease) in cash	(346)	233	(993)	805
Cash and cash equivalents at beginning	2,218	2,124	2,865	1,552
Cash and cash equivalents at end	1,872	2,357	1,872	2,357

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2011 quarter net sales increased P$62 million to P$903 million from P$841 million in 2010 quarter.

Crude oil sales increased 15.2% to P$722 million in 2011 quarter, basically as a consequence of an improvement in sales prices, mainly derived from the partial recovery in domestic prices in Argentina. Conversely, sales volumes decreased 5.3%, basically due to divestment of operations in Ecuador and, to a lesser extent, the natural decline of mature fields in Argentina.

Gas sales decreased 13.3% to P$170 million in 2011 quarter, primarily as a consequence of an 11% decline in average sales prices attributable to a change in the customer mix, with a lower share of the power plant and industry segments whose prices are higher than average market prices.

* Gross profit decreased P$65 million to P$215 million in 2011 quarter. This decline is mainly attributable to the above mentioned lower sales volumes of oil equivalent and the rise in the lifting cost and, to a lesser extent, divestment of operations in Ecuador, which accounted for a P$15 million gross profit in 2010 quarter.

*  Exploration expenses totaled P$130 million and P$65 million in 2011 and 2010 quarters, respectively. Expenses for 2011 quarter are mainly attributable to the elimination of offshore exploration wells in Argentina. Expenses for 2010 quarter include P$45 million attributable to the elimination of exploration wells in Tibú, Colombia, and P$20 million derived from geological and geophysical expenses in Argentina.

* Other operating expense, net accounted for P$16 million and P$41 million losses in 2011 and 2010 quarters, respectively. Higher expenses for 2010 quarter were mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for a loss of P$31 million in such quarter.

Refining and Distribution

* Net sales of refined products increased P$41 million to P$1,947 million in 2011 quarter, mainly due to higher revenues from crude oil sales to third parties and the partial recovery in sales prices in the domestic market. This effect was partially offset by lower sales revenues in 2011 quarter as a consequence of the sale of San Lorenzo Refinery and the associated fuel sales network, effected on May 2, 2011.

Crude oil sales to third parties increased P$182 million to P$212 million in 2011 quarter, due to the combined effect of higher sales volumes and, to a lesser extent, an improvement in average sales prices, in line with international reference prices. The increase in volumes is basically attributable to the sale of crude oil held in stock at San Lorenzo Refinery at the time of its sale.

In 2011 quarter, diesel oil sales decreased 33% to 0.3 million cubic meters, mainly as a consequence of the above mentioned sale of part of the sales network, partly offset by the sale of diesel oil held in stock at the time of its sale.

Total gasoline sales volumes increased 15% to 212 thousand cubic meters in 2011 quarter, mainly due to the sale of octane bases to third parties and, to a lesser extent, gasoline held in stock at San Lorenzo Refinery at the time of its sale, partially offset by the sale of part of its sales network.

Fuel oil, IFOs and asphalt sales volumes decreased 44% to 125 thousand cubic meters, mainly as a consequence of the sale of San Lorenzo Refinery and lower product availability for sale purposes.

Total sales volumes of other oil related products totaled 135 thousand cubic meters in 2011 quarter and 133 thousand cubic meters in 2010 quarter.

* Gross profit fell P$78 million to P$164 million in 2011 quarter. Gross margin declined to 8.4% in 2011 quarter from 12.7% in 2010 quarter, mainly due to the increase in costs for the purchase of crude oil and other products and the impossibility to fully pass through higher costs to sales prices.

Petrochemicals

* Net sales decreased P$411 million to P$448 million in 2011 quarter, mainly as a consequence of discontinuance of the styrenics business in Brazil, which accounted for sales revenues of P$541 million in 2010 quarter, partially offset by an increase in styrenics sales revenues in Argentina.

Total styrenics sales in Argentina increased P$104 million to P$447 million in 2011 quarter, mainly as a consequence of a 23% improvement in average sales prices in line with international reference prices and, to a lesser extent, a 5.6% increase in sales volumes. The increase in sales volumes derives from the regularization of operations in 2011 quarter, which were hit by labor strikes that affected production and deliveries in the first quarter of 2011. As a result, the Company had to import polystyrene for resale in the domestic market in order to offset lower production.

* Gross profit decreased P$128 million to P$67 million in 2011 quarter and gross margin on sales declined to 15% in 2011 quarter from 22.7% in 2010 quarter. Such decrease mainly derives from discontinuance of the styrenics business in Brazil, which accounted for a P$159 million gross profit in 2010 quarter and a 29.4% gross margin on sales. These effects were partially offset by the before mentioned improvement in styrenics in Argentina, with an increase in gross margin on sales to 15% in 2011 quarter from 11.3% in 2010 quarter.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

* In 2011 quarter, sales revenues declined P$8 million to P$299 million, mainly as a consequence of a drop in revenues from liquid fuel sales.

Liquid fuel sales revenues decreased P$6 million to P$90 million in 2011 quarter, basically due to an 8.9% reduction in sales volumes, partially offset by a 3.4% improvement in average sale prices as a result of the rise in international prices.

Gas sales revenues totaled P$203 million in 2011 quarter. Sales volumes totaled 308 million cubic feet per day and 311 million cubic feet per day in 2011 and 2010 quarters, respectively.

Electricity

* Net sales for electricity generation decreased P$27 million to P$304 million in 2011 quarter, mainly due to a reduction in sales volumes, partially offset by an  improvement in average sales prices.

Net sales attributable to Genelba Power Plant decreased P$44 million to P$157 million in 2011 quarter basically as a consequence of a 52.4% reduction in sales volumes derived from the plant shutdown for major maintenance works performed in 2011 quarter. Sales volumes totaled 671 GWh and 1,409 GWh in 2011 and 2010 quarters, respectively.

Net sales attributable to Genelba Plus Power Plant rose P$11 million to P$111 million from P$100 million, mainly due to increased sales volumes, which totaled 313 GWh in 2011 quarter due to a higher demand of thermal generation in the period under review.

Net sales attributable to Pichi Picún Leufú were similar in both quarters totaling P$33 million and P$31 million in 2011 and 2010 quarters, respectively. Energy sales totaled 232 GWh and 236 GWh in 2011 and 2010 quarters, respectively.

* Gross profit for the electricity generation business decreased P$8 million to P$72 million in 2011 quarter, basically due to a decline in sales volumes. Gross margin on sales totaled 22.9% and 24.2% in 2011 and 2010 quarters, respectively.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGETINA S.A.

Date: 08/10/2011

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney